September 19, 2008

Mail Stop 3561

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

RE:          American States Water Company

Golden State Water Company

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 14, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2008

File Nos. 001-14431 and 001-12008

Dear Mr. Owings:

This letter sets forth American States Water Company’s (“AWR”) and Golden State Water Company’s (“GSWC”) responses to comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 9, 2008.  References in this letter to “Registrant” and/or “the Company” are to AWR and GSWC collectively, unless otherwise specified.

Within this letter, Registrant’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Contracted Services, page 22

1.     We note page 83 discloses that revenue from cost-plus-profit contracts includes reimbursable costs plus profits earned and that contract costs also include subcontractor costs.  Please tell us how you account for reimbursable costs and your consideration of the requirements to exclude reimbursable costs when you are not bearing the risk as a principal in the agreement(s).  Include in your response the pertinent contract terms, your judgment and the relative strength of each indicator as to why these costs were included in revenue. Also include your basis in GAAP including your considerations of paragraphs .57 - .59 of SOP 81-1, paragraph 20 of Chapter 11 of ARB 43 and EITF 99-19, as applicable.  Please also include the amount of reimbursable costs reflected in contract service revenue in each of the annual periods presented.

Response:

American States Utility Services, Inc. (“ASUS”), a subsidiary of the Company, entered into contracts with the U.S. government (that are either firm-fixed price in nature or cost-plus-profit) to operate and maintain the water and wastewater systems at various military bases pursuant to 50-year fixed price contracts, subject to periodic price re-determination.  These are the only type of contracts reported under “Contracted Services” by the Company.  Contracts are typically signed for a 50-year term where ASUS is responsible for the operations and maintenance (“O&M”) of the water and/or wastewater facilities, including necessary upgrades to the existing infrastructure.  Revenues for ASUS under these contracts are generated from:

(1) set management fees for O&M services,

(2) construction revenues for renewal or replacement of capital assets included under the contract, and

(3) construction revenues for additional projects (including improvements and expansion to the existing water and wastewater infrastructure) that is outside the scope of the 50-year contract (i.e., modifications).

ASUS’ construction revenues include reimbursable cost, plus profit earned, which is set under the respective contracts with the U.S. government.  In addition, revenues from overhead percentage recoveries are included in revenues also set by the contract.  Revenues from cost-plus-profit contracts are recognized on the basis of costs incurred during the period, plus the profit earned.

For the majority of the construction activities performed under these contracts, ASUS has entered into firm-fixed price arrangements with subcontractors to perform the work.  Subcontractor costs constitute the majority of the reimbursable costs.  We considered the GAAP guidance including paragraphs .57 - .59 of SOP 81-1, paragraph 20 of Chapter 11 of ARB 43 and although we do not believe it is applicable, we also considered the indicators established under the guidance of EITF 99-19.  We believe that our basis for the Company’s “gross” reporting of contracted service revenue is appropriate given the following indicators:

(i)    The Company is the primary obligor in the arrangement - The Company is responsible for providing the design/build construction services to the U.S. government.  The Company is responsible to employees for salaries and wages and to subcontractors and other creditors for materials and services.  The Company has the discretionary responsibility to procure and manage the resources in performing the contract.  Accordingly, the Company has the ability to procure any subcontractor deemed suitable to assist in the completion of approved contracts, or (if desired) could hire additional employees and perform work internally.  Although this effort is primarily carried out through the use of subcontractors, the Company is ultimately responsible to the U.S. government for performance.  Most of the work done directly by the Company has historically been general and supervisory in nature.  The Company has the risks and rewards of a principal in the transaction, and does not act solely as an agent.

(ii)   The Company has latitude in establishing price - The Company negotiates and determines all pricing directly with the U.S government.  During negotiations with the U.S. government, the Company will seek estimated costs from subcontractors to assist in establishing the price for the project with the U.S. government.  However, this is done to achieve the appropriate profit margin on the underlying contracts based upon the Company’s desired rate of return.

(iii)  The Company is involved in the determination of product or service specifications – The Company determines the scope and type of work to be performed for cost-plus-profit arrangements which consists primarily of renewal or replacement to the existing water and wastewater infrastructure. The Company is primarily responsible for the fulfillment of the renewal and replacement schedule included in the 50-year contracts.

(iv)  The Company has credit risk - Based upon the terms of the contracts with the U.S. government, the Company (not the subcontractor) has credit risk.  The Company is responsible for the ultimate collection of any/all receivables with the U.S. government, and is responsible to make payments to the subcontractor.  The payments to the subcontractor are based upon a contractual billing schedule and are not contingent upon the Company’s collection from the U.S. government.

The Company considered other indicators of gross and net revenue reporting, and concluded they were either not applicable or not considered significant if present.  After applying the strong “gross” indicators noted above, the Company concluded, based on the qualitative weight of the gross and net indicators, that revenues should be reported gross and; therefore, include reimbursable costs as well as profit, in contracted services revenue.  The amounts of reimbursable costs under our cost-plus-profit arrangements reflected in contracted services revenue in each of the annual periods presented are approximately (in thousands):

•      For the year ended December 31, 2007 - $5,202

•      For the year ended December 31, 2006 - $4,475

•      For the year ended December 31, 2005 - $231

Contractual Obligations, Commitments and Off Balance Sheet Arrangements, page 47

2.     We note your disclosure in Note (13) indicates that the expected contribution to your pension and postretirement plans in 2008, 2009, 2010 and 2011, were estimated by your actuary.  Because it would appear that you relied upon a third party in arriving at this data, please tell us the nature and extent of the actuary’s involvement in the estimation process.  In doing so, please tell us whether the amounts disclosed reflect the actuary’s amounts and, if so, tell us how they arrived that those amounts.  Because this Form 10-K appears to be incorporated by reference into registration statements on Forms S-3 and S-8, we are considering your response with a view to whether you should name the actuary and provide a consent pursuant to Rule 436 of Regulation C.

Response:

We acknowledge the Staff’s comment and will remove any reference to our actuary in future filings.  The intent of the disclosure was to highlight the diligence management performs while undergoing the estimation process, rather than placing reliance on an outside third party.  The assumptions and inputs used in the actuarial models are those of management.

Report of Independent Registered Public Accounting Firm, page 125 - 126

3.     In future filings please provide conforming signatures of your auditors in their reports located on pages 125 – 126.  Refer to Article 2-02(a) of Regulation S-X.

Response:

Registrant acknowledges the Staff’s comments and will make revisions in future filings.  This was an inadvertent omission in 2007, and consistent with prior filings we will provide conforming signatures of our auditors in their reports in future filings.

Exhibits 31.1, 31.1.1, 31.2 and 31.2.1

4.     We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be omitted such that the exact wording of the certification as provided in Item 601(b)(31) of Regulation S-K is reflected.

Response:

Registrant acknowledges the Staff’s comments and will make revisions in future filings. Registrant will delete the title of the officer from the first sentence of each certification in our future filings.

Definitive Proxy on Schedule 14A

Governance of the Company, page 12

What Procedures Do We Use for Reviewing and Approving Transactions Between Us and Our Directors and Executive Officers?

5.     Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K and, in particular, discuss the guidelines you make reference to here.  See Item 404(b) of Regulation S-K.

Response:

As noted on page 13 of the proxy statement, the Company has adopted a code of conduct and significant governance guidelines.  Under the Company’s guidelines on significant governance issues, directors are expected to make business opportunities relating to the Company’s business available to the Company before pursuing the opportunity for the director’s own or another’s account.  Neither the Board nor the audit and finance committee have approved any other guidelines that would permit a director or officer to engage in any transaction or action that would create a conflict of interest.  All conflict of interest transactions must be approved by disinterested members of the board and the audit and finance committee in accordance with California law and the rules of the New York Stock Exchange.  This disclosure will be added to future proxy statement filings.

Compensation Discussion and Analysis, page 22

Objectives of the Executive Compensation Program, page 23

6.     We note that individual officer and team performance are important factors in determining compensation.  Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.  Please also further describe “team performance” and discuss how specific forms of compensation are structured to reflect team performance.

Response:

As noted on page 23 of the proxy statement, the compensation committee makes adjustments to the base salaries of individual executive officers for the subsequent year generally within the parameters of the compensation salary band assigned to that executive officer for annual cash compensation based, in part, on assessments of individual and team performance during the year.  Other factors that the compensation committee takes into account in determining annual cash compensation that are discussed elsewhere in the Compensation Discussion and Analysis include adjustments for inflation to the base salary previously paid to the named executive officer, a dividend equivalent rights adjustment, trends in executive compensation, compensation practices of the Company’s peer group and, in the case of Mr. Wicks and Mr. George, the terms of an agreement and employment letter, respectively, with the Company.

The compensation committee does not establish any specific quantitative or any predetermined qualitative individual or team performance objectives that must be met in order for a named executive officer to achieve a particular base salary.  The compensation committee’s decision is a subjective one that is determined by the committee in its discretion after an overall assessment of all of the factors considered by the committee.

As noted on page 25 of the proxy statement, Mr. Wicks makes a recommendation to the compensation committee regarding the base salaries of the other named executive officers.  In doing so, he discusses the prior year’s accomplishments of each of the other named executive officers and the management team generally during the prior year.  He makes no recommendations with respect to his own compensation.  The members of the compensation committee have contact with all of the named executive officers during meetings of the board, the compensation committee and other board committees on which they serve which affords another opportunity for the compensation committee to assess the named executive officers’ performances and the performance of the management team throughout the year.  The compensation committee also considers information provided to the board by other officers and employees of the Company, the compensation committee and other board committees in assessing the performance of each of the named executive officers and the management team. However, no targets or objective criteria are used by the compensation committee and in assessing performance and all judgments made by the compensation committee are subjective.

Individual and team performance is also taken into account by the compensation committee in determining the amount, if any, of discretionary cash bonuses.  This is discussed in more detail in response to question 9.  Equity compensation is generally based on other factors, including the performance of the Company, trends in executive compensation and the compensation practices of companies in the Company’s peer group described by Frederic W. Cook & Co., Inc., an independent outside compensation consultant.

In future proxy statement filings, the Company intends to provide details where possible, on how each level and form of compensation was determined and to clarify when compensation was paid as a result of subjective determinations.

7.     Please explain how you determined the stock ownership guidelines of 2.5 and 1.5 times base salary, respectively, for your chief executive officer and the other named executive officers.

Response:

The Board, after consideration of the stock ownership guidelines adopted by other companies (particularly other investor owned utilities) established guidelines that it subjectively deemed appropriate for the chief executive officer and the other named executive officers.

8.     Please elaborate upon the compensation bands you have established for each of your executive officers and how you determined which officers fall into their respective bands.  Explain what the total compensation amounts are for each band and how you arrived at those amounts.

Response:

As noted on page 23 of the proxy statement, the compensation committee made its decisions regarding compensation to be paid to the named executive officers in 2007, in part, upon a review of the compensation programs of its peer group.  Each compensation band is based on a competitive pay analysis prepared by Fredric W. Cook & Co., Inc. (“Cook”) for the compensation committee of the actual annual cash compensation and total direct compensation paid by companies in the Company’s peer group to its named executive officers based on publicly available proxy statement information.  Total direct compensation includes total annual cash compensation and the present value of long-term incentives.  The first compensation band is for actual annual cash compensation and total direct compensation paid to chief executive officers of the Company’s peer group.  Mr. Wicks is the only executive officer in this compensation band.  The second compensation band is for actual annual cash compensation and total direct compensation paid to the second and third most highly paid executive officers of the Company’s peer group.  Mr. Sprowls and Mr. George, who are Executive Vice Presidents of the Company, are the only named executive officers in the second compensation band.  The third compensation band is for actual annual cash compensation and total direct compensation paid to the fourth and fifth most highly paid executive officers of the Company’s peer group.  Ms. Kruger and Mr. Harris, who are each Senior Vice Presidents of the Company, are the only named executive officers in the third compensation band.  The annual and total direct compensation amounts for each band are the amounts set forth in the Cook report for each compensation band.

As discussed on page 25 of the proxy statement, Cook recommended that the compensation committee approve total cash compensation for each executive officer within the 60th to 75th percentile of the range of the compensation paid executive officers of the Company’s peer group for the compensation band paid to that executive officer.  The compensation committee determined that this percentile range should be a factor to be taken into account in determining the cash compensation of the named executive officers.

The compensation committee approved the base salary of Mr. Wicks, Mr. Sprowls and Ms. Kruger within this range on the basis of the other factors previously described.  Mr. Harris’ base salary was slightly outside this range.  The compensation committee nevertheless subjectively determined that this was appropriate.  As disclosed on page 26 of the proxy statement, Mr. George’s annual base salary was set between the 75th percentile and 90th percentile of the range of compensation paid to executive officers in the second compensation band in Cook’s analysis in order to induce him to become an executive officer of the Company.  Annual cash compensation established by Cook for the Company’s peer groups at the 75th percentile was $562.5 thousand for the first compensation band, $325.0 thousand for the second compensation band and $275.0 thousand for the third compensation band.

If applicable to compensation decisions made in subsequent years, additional information on the Company’s compensation bands developed from a peer group analysis will be provided in future proxy statement filings.

9.     Please discuss the bases for the compensation committee’s approval of annual discretionary cash bonuses for all executive officers and the chief executive officer’s recommendations for annual discretionary cash bonuses for other executive officers.  In this regard, please explain how you take into account “the performance of the company and the performance of each of these executive officers during the prior year,” considering you otherwise do not use any pre-set quantitative performance targets.

Response:

As noted on page 23 of the proxy statement, the compensation committee approves discretionary cash bonuses at the end of the year based, in part, on assessments of individual and team performance during the year.  Other factors that the compensation committee takes into account in determining discretionary cash bonuses that are discussed elsewhere in the Compensation Discussion and Analysis include trends in executive compensation, compensation practices of the Company’s peer group, and, in the case of Mr. Wicks, the terms of his retention agreement with the Company.

The compensation committee does not establish any specific quantitative or any predetermined qualitative individual or team performance objectives that must be met in order for a named executive officer to achieve a discretionary cash bonus.  The compensation committee’s decision is a subjective one that is determined by the committee in its discretion after an overall assessment of all of the factors considered by the committee, including individual and team performance.

Mr. Wicks makes a recommendation to the compensation committee regarding discretionary bonuses to be paid to other named executive officers.  In doing so, he discussed the accomplishments of each of the other named executive officers during the prior year.  He made no recommendations with respect to his own discretionary cash bonuses.

As a matter of practice, the Company does not generally approve a cash bonus to an executive officer that exceeds 10% of the executive’s base salary for the year.  However, the discretionary cash bonus awarded to Mr. Wicks for 2007 was set at approximately 15% of his base salary in order to increase his total cash compensation to be paid in 2008 between the 60th-75th percentile of the range of compensation paid to the chief executive officer of the Company’s peer group in 2007 in accordance with the terms of his retention agreement.

Additional information regarding the subjective nature of the compensation committee’s approval of discretionary cash bonuses will be provided in future proxy statement filings.

Executive Compensation Practices, page 24

10.   Please clarify how you will “take any restatement into account in making compensation decisions in subsequent years.”

Response:

The compensation committee has not established any policies or procedures for determining how it will take any restatement into account in making compensation decisions in subsequent years.  The committee anticipates that this decision would be made on the basis of the facts and circumstances of the restatement, the extent to which the restatement reflects upon the job performance of any particular executive officer or the performance of the executive management team and the advice of counsel regarding any legal requirements applicable to the compensation decision.

This disclosure will be added to future proxy statement filings.

Elements of Executive Compensation, page 26

Base Salary, page 26

11.   You state on page 26 that “[t]he compensation committee approved an increase in the base salary of Mr. Wicks, Mr. Sprowls, Mr. Harris and Ms. Kruger approximately at or below the 75th percentile of the range of compensation band in Cook’s analysis….”  Please provide clear disclosure as to the actual percentile of the targets used for the individual officers and the reason for any difference between the target and actual percentiles.

Response:

The Company does not have any identified “target percentile” for compensation.  In addition, the peer group factor is only one factor used by the compensation committee to form its overall compensation decisions.  The compensation committee did not specifically target the compensation of any named executive officer to a specific target percentile at the Company’s peer group.  Rather the purpose of the peer group analysis was to assist the compensation committee in establishing compensation levels for the Company’s named executive officers that the compensation committee believed was generally within the 60th-75th percentile of competitive pay practices.

Summary Compensation Table, page 29

12.   Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of salary and bonus in proportion to total compensation.  See Item 402(e) of Regulation S-K.

Response:

As disclosed on page 23 of the proxy statement, the compensation committee believes that it is important for the company to offer compensation packages that are comparable to those provided by its peers.  In order to meet this objective, the compensation committee desires to set total direct compensation for each named executive officer within the 60th to 75th percentile of the range of compensation paid to executive officers of its peer group. The compensation committee determined that this objective would be met if it awarded equity compensation to each named executive officer within each compensation band for 2007 at the same level as for 2006.  These awards were not determined on the basis of any proportion of salary and bonus to total compensation or any proportion of equity compensation to total compensation.

The Company will provide disclosure regarding the proportion of salary and bonus to total compensation in future proxy statement filings in the narrative disclosure to the summary compensation table and grant of plan-based awards table in future proxy statement filings.

What are the terms of change in control agreements with executive officers?  page 38

13.   With respect to the potential payments upon termination and change in control, please discuss and analyze how the amounts payable were negotiated and how why the company agreed to the specified amounts.

Response:

Except as described below during 2007, no actions were taken in respect of change in control agreements previously executed by the Company.

In 2007, the Company executed a change in control agreement with Michael George.  The terms of this change in control agreement were the same as those executed by the Company with the other named executive officers.  The compensation committee concluded that it was necessary to provide Mr. George with the same change in control benefits as the other named executive officers in order to induce him to become an executive officer of the Company.

During 2007, the compensation committee, after consideration of comparable arrangements with other chief executive officers who were considering retirement, subjectively determined that it would be appropriate to provide additional benefits to Mr. Wicks in order to retain his services during the search for a new chief executive officer of the Company and the transition of the newly appointed chief executive officer to that position.  In order to assure Mr. Wicks that he would obtain these benefits, the agreement provided that these benefits would be paid even if he were terminated by the Company prior to December 31, 2008 for any reason other than death, disability or good cause or Mr. Wicks voluntarily terminated his employment with the Company for good reason.

The retention agreement also provided benefits to Mr. Wicks in the event of a change in control of the company which, except for changes necessary to comply with Section 409A of the Internal Revenue Code, were similar to the benefits provided to him under the change in control agreement previously executed by the Company and Mr. Wicks.  Upon execution of the retention agreement, this change in control agreement was terminated.

The Company will provide additional information in future proxy statement filings regarding how amounts payable under the terms of any new change in control agreement or termination agreement were negotiated and the reasons why the Company agreed to the specified amounts, if applicable.

*    *    *    *

We hereby represent that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 647.

Very truly yours,

/s/ Robert J. Sprowls
Robert J. Sprowls
Executive Vice President, Chief Financial Officer,
Corporate Secretary and Treasurer

cc.           Floyd E. Wicks

James L. Anderson

Robert F. Kathol

Eva G. Tang

Gladys M. Farrow

C. James Levin, Esq.

Kirk Thorell, PwC